Opti-Harvest, Inc.

190 N Canon Dr., Suite 304

Beverly Hills, California 90210

June 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Opti-Harvest, Inc.
Request to Withdraw Amendment No. 1 to Registration Statement on Form S-1
SEC File No. 333-267203

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Opti-Harvest, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-267203)(the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 31, 2022 and was declared effective on February 13, 2023. The Amendment was filed with the Commission on June 21, 2023.

The grounds for this application for withdrawal are that, subsequent to the initial filing and effectiveness of the Registration Statement, the Company determined to register additional classes of securities. As discussed with the staff of the Commission, the Company does not appear to be eligible to do so by filing a post-effective amendment to the Registration Statement, and therefore is withdrawing the Amendment. Pursuant to Rule 429 promulgated under the Securities Act, the Company intends to file a second Registration Statement on Form S-1 to combine the prospectus from the Registration Statement with a second prospectus under a Registration Statement on Form S-1, which will include additional classes of securities.

No securities have been sold under the Registration Statement.

If you have any questions with respect to the foregoing, please call Thomas E. Puzzo ((206) 522-2256) of Law Offices of Thomas E. Puzzo, PLLC, our legal counsel.

Sincerely,

OPTI-HARVEST, INC.

By:	/s/ Geoffrey Andersen
Name:	Geoffrey Andersen
Title:	Chief Executive Officer